HOLLYWOOD ENTERTAINMENT EDU
HOLDING,INC.
9660 Flair Drive South, Suite 408, El Monte, CA 91731
(Tel: 310-990-2590. Fax: 626-279-1300. E-mail: Hipac@live.com)

Mr Raj Rajan                                                                                          February 8,2010
Mr. Brian K.Bhandari
United States Securities and Exchange Commission
CF/AD 9
100 F Street N.E.
Washington, D.C 20549-3561

Dear Mr Rajan and Mr. Bhandari,

Re: Comment Letter dated 12/23/09
       Regarding Form 10-K 12/31/08
       Sender's reference # 202-551-3388
       File No. 000-53069

I am responding on behalf of Ms. Hollis and Mr. David Liu to your letter dated December 23, 2009, having been recently appointed to the position of Senior Vice President and CFO of Hollywood Entertainment EDU Holding, Inc. effective December 29, 2009 ( as reported on Form 8-K on February 1,2010).

Form 10-K for the Fiscal Year Ended December 31,2008
Report of Independent Registered Public Accounting Firm,page F-1

We confirm that we have indeed received a signed audit report from Rotenberg & Company and apologize for not including it with our prior filing. For information, we attach a copy of the signed report and we will ensure that future filings will correctly include the signed version of the audit report with the 10-K filing. Thank you for bringing this to our attention.

Form 10-Q for Quarters ending June 30, 2009 and September 30, 2009

We also confirm that with my newly established appointment as the Principal Financial Officer we will indeed ensure that future 10-Q filings do include Section  302  certifications signed by both the Principal Executive Officer ( Ms. Hollis Liu) and by me.

Other Exchange Reports

We apologize for not filing a timely item 4.01 Form 8-K regarding the merger of our public accounting firm. We arranged to file Form 8-K/A on January 26, 2010 to report item 4.01 to provide the disclosures required regarding the merger of Rotenberg and Co., LLP with EFP Group to form EFP Rotenberg, LLP , which is our current public accounting firm.

As requested, we acknowledge that (i) the Company is responsible for the adequacy of the disclosures in the filing; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Thank you again for your review of our filings and for your advice.
Sincerely,
Alan J. Bailey
Alan J. Bailey,  Senior Vice President and CFO

585.295.2400 w 585.295.2150 (fax)
1870 Winton Road South w Rochester, NY 14618 w www.rotenbergllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Hollywood Entertainment EDU Holding, Inc.
(formerly known as China Environment Holdings, Inc.)
(A Development Stage Company)

We have audited the accompanying balance sheets of Hollywood Entertainment EDU Holding, Inc. (formerly China Environment Holdings, Inc.) (A Development Stage Company) as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder’s deficit, and cash flows for the year ended December 31, 2008 and for the period from date of inception (November 8, 2007) through December 31, 2007. China Environment Holdings, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hollywood Entertainment EDU Holding, Inc. (formerly known as China Environment Holdings, Inc.) as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the year ended December 31, 2008 and for the period from date of inception (November 8, 2007) through December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company’s inability to establish a source of revenue raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Rochester, New York
March 30, 2009